# Snowbridge Securities LLC

(a wholly-owned subsidiary of Snowbridge Holdings LLC)
## Statement of Financial Condition
## Pursuant to Rule 17A-5 under the
## Securities Exchange Act of 1934
## September 30, 2021

| OMB APPROVAL |
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| SEC FILE NUMER |
| --- |
| 8- 70363 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS FORM X-17A-5 PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 10/1/20 (MM/DD/YY) AND ENDING 9/30/21 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: Snowbridge Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11810 SE Florida State Road A1A, Suite C
(No. and Street)

| Hobe Sound | FL | 33455 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Stupay | (212) 897-1692 | |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

| 11 Broadway, Suite 700 | New York | NY | 10004 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 6/6/2006 | 2699 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# AFFIRMATION

I, Mark Schroeder_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Snowbridge Securities LLC____ as of September 30, 2021_____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO

Title



Notary Public

SECU SMITH     12-23-2021

SECU S SMITH
Notary Public - State of Florida
Commission # HH 138539
My Comm. Expires Jun 5, 2025
Bonded through National Notary Assn.

**This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



# YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004     Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Snowbridge Securities LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Snowbridge Securities LLC (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*YSL & Associates LLC*

We have served as Snowbridge Securities LLC's auditor since 2020.

New York, NY

December 24, 2021

# Snowbridge Securities LLC
**(a wholly-owned subsidiary of Snowbridge Holdings LLC)**

## Statement of Financial Condition
## September 30, 2021

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 188,619 |
| Fees receivable | | 575,971 |
| Prepaid expenses and other assets | | 7,222 |
| Total assets | $ | 771,812 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Compensation payable | $ | 224,000 |
| Accounts payable and accrued expenses | | 12,878 |
| Total liabilities | | 236,878 |
| | | |
| Member's equity | | 534,934 |
| | | |
| Total liabilities and member's equity | $ | 771,812 |

The accompanying notes are an integral part of this financial statement.

# Snowbridge Securities LLC
## (a wholly-owned subsidiary of Snowbridge Holdings LLC)

### Notes to Statement of Financial Condition
### September 30, 2021

1. **Nature of operations**

   Snowbridge Securities LLC (the "Company") is limited liability company formed under the laws of the state of New Jersey on September 13, 2018. The Company is a wholly-owned subsidiary of Snowbridge Holdings LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The primary business of the Company is to act as a broker-dealer providing financial and strategic advice on mergers and acquisitions, divestitures, restructurings, financings, capital raising and other similar transactions.

2. **Summary of significant accounting policies**

   **Basis of presentation**
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   **Revenue recognition**
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Significant judgments:
   Revenue from contracts with customers includes success fees and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2.    **Summary of Significant Accounting Policies (continued)**

**Revenue recognition (continued)**

Private placement fees:
The Company earns revenue by way of transaction private placement fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for private placement fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for revenue is due upon closing.

Advisory fees:
The Company provides advisory services on mergers and acquisitions, restructurings, capital raising and other strategic transactions. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Payment for revenue is due upon invoicing.

Contract assets and liabilities:
Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables. Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

**Cash**
All cash deposits are held by two financial institutions and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**Income taxes**

The Company is a single member limited liability company and is therefore treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, and state income taxes. Effective January 1, 2021, the Company has elected to be taxed at the entity level for certain state income taxes. Accordingly, the Company has not provided for federal income taxes.

At September 30, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for all years.

## 2. Summary of significant accounting policies (continued)

**New accounting pronouncements**

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, GAAP requires an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance was effective for the Company on October 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance was not material to the Company.

## 3. Transactions with related parties

The Company maintains an administrative services agreement (the "Expense Sharing Agreement") with its Parent and an affiliate owned by the Parent (the "Affiliates") whereby the Affiliates provide accounting, administrative, office space, human resources and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Affiliates for any or all costs that the Affiliates have paid on behalf of the Company.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

## 4. Commitment

The Company maintains a lease for office space that expires on February 28, 2022. The future minimum lease payments as of September 30, 2021, aggregate $3,180.

## 5. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2021, the Company had net capital of $175,741 which exceeded the required net capital by $170,741. The ratio of aggregate indebtedness to net capital, at September 30, 2021 was .07 to 1.

The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

6.    **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since September 30, 2021 and determined that there are no material events that would require disclosure in the Company's financial statements.